February 22, 2010

Mail Stop 3561

Joseph M. Nowicki
Chief Financial Officer and Treasurer
Spartan Motors, Inc.
1000 Reynolds Road
Charlotte, MI 48813

RE: Spartan Motors, Inc.
       File No. 000-33582
       Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Nowicki:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief